Mail Stop 4561

August 5, 2008

Mr. Paul A. Schneider
Chief Executive Officer
MVP Network, Inc.
110 North Jefferson Avenue
St. Louis, MO 63103

>   **Re: MVP Network, Inc.**
>   **Form 10-KSB/A for Fiscal Year Ended December 31, 2007**
>   **Filed July 29, 2008**
>   **File No. 000-05833**

Dear Mr. Schneider:

      We have reviewed your response letter dated July 29, 2008 in connection with the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-KSB/A for Fiscal Year Ended December 31, 2007

Item 7. Financial Statements

Report of Independent Registered Public Accounting Firm, page 18

1.   We note the report date of your independent registered public accounting firm precedes your balance sheet date by approximately nine months. Please amend your filing to include an audit report that is dated after your balance sheet date.

Item 8A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 26

2.   We note your management concluded that your disclosure controls and procedures were effective as of December 31, 2007. As requested in our previous letter, please explain to us how you considered whether management's initial

failure to complete its report on internal control over financial reporting impacted its conclusions on the effectiveness of your disclosure controls and procedures.

Management's Annual Report on Internal Control Over Financial Reporting, page 26

3.	You disclose that "based on this evaluation and *as a result of the material weakness discussed below*, [y]our management…has concluded that [y]our internal controls over financial reporting were effective as of December 31, 2007." However, it does not appear that you have discussed the material weakness in your filing. Please revise your disclosures to describe the nature of your material weakness. In light of your material weakness, please tell us in reasonable detail the basis for your officers' conclusions that the company's disclosure controls and procedures and internal controls over financial reporting were nonetheless effective as of the end of the period covered by the report.

Exhibit 31.1 and 31.2

4.	We note you revised the certifications of your Principal Executive Officer and Principal Financial Officer certifications to include the language of paragraph 4(b). However, you do not appear to have included the appropriate introductory language in paragraph 4 as requested in our previous letter. Please revise these certifications to include the exact language of Item 601(b)(31) of Regulation S-B.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Mark Shannon, Staff Accountant, at (202) 551-3299 or me at (202) 551-3408 if you have any questions regarding the above comments.

Sincerely,

Christine Davis
Assistant Chief Accountant